UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number   33-92894

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K  ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended:  June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: ______________________________________________________________

PART I - REGISTRANT INFORMATION

Full name of registrant: Aly Energy Services, Inc.

Former name if applicable:

Address of principal executive office (street and number):  3 Riverway, Suite 920

City, state and zip code: Houston, Texas 77056

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed).

During the quarter ended June 30, 2013, the registrant completed a share exchange which resulted in a change of control, a complete change in the composition of the board of directors and audit committee, and a change of its independent auditors.  The share exchange resulted in material new disclosures in the registrant’s financial statements.  The registrant is unable to file the referenced Form 10-Q in a timely manner because its management and its independent public accountants require additional time to review and discuss these new disclosures.  The registrant is unable to eliminate the need for additional time without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Alya Hidayatallah	(713)	333-4000
Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Statement 1 attached

Aly Energy Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2013	By:	/s/ Alya Hidayatallah
Printed Name: Alya Hidayatallah
Title: Chief Financial Officer

Statement 1

On May 14, 2013, Aly Energy Services Inc. (“Aly Energy”) and the common stockholders of Aly Energy, and Preferred Voice, Inc. (“Preferred Voice”) entered into a Share Exchange Agreement (the “Exchange Agreement”), pursuant to which the holders of common stock of Aly Energy surrendered all of their shares in exchange for approximately 68 million newly issued shares of common stock of Preferred Voice (the “Share Exchange”), representing approximately 92% of the outstanding common stock of Preferred Voice after giving effect to the Share Exchange.  Shares were exchanged at the ratio of 19.91 shares of Preferred Voice common stock for each one share of Aly Energy common stock.  Following the Share Exchange, Aly Energy (which changed its name to Aly Operating, Inc.) became a subsidiary of Preferred Voice, with Preferred Voice (which changed its name to Aly Energy Services, Inc.) owning all of the outstanding shares of common stock of Aly Operating, Inc.

For financial accounting purposes, this acquisition was a reverse acquisition of Preferred Voice by Aly Energy under the acquistion method of accounting, and was treated as a recapitalization with Aly Energy as the accounting acquirer. Accordingly, the financial statements have been prepared to give retroactive effect of the merger completed on May 14, 2013, and represent the operations of Aly Energy.  Further, the Aly Energy results of operations represent the results of Austin Chalk for the three and six months ended June 30, 2012 and the results of Aly Energy consolidated for the three and six months ended June 30, 2013.

On October 26, 2012, Aly Energy acquired Austin Chalk Petroleum Services (“Austin Chalk”) for a total purchase price of $22.5 million, net of cash acquired of approximately $58,000. Total consideration included $17.9 million cash, a payable of $0.8 million and the issuance of 4.0 million shares of preferred stock, $0.01 par value, at fair value of $3.8 million.

As a result of these transactions and the growth of Austin Chalk during 2013, the results of operations for the three and six months ended June 30, 2013 reflect material changes from the results of operations for the comparable periods in 2012.